North Square Investments Trust
10 South LaSalle Street, Suite 1925
Chicago, Illinois 60603

February 16, 2021

Ms. Megan Miller
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re:    North Square Investments Trust (the “Trust”)
File Nos.: 333-226989 and 811-23373
Dear Ms. Miller,
The purpose of this letter is to respond to oral comments received by U.S. Bancorp Fund Services, LLC, the Trust’s administrator, from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on January 14, 2021 regarding the Staff’s recent Sarbanes-Oxley review of (i) the Trust’s annual certified shareholder report for the fiscal year ended May 31, 2020 (the “Annual Report”), filed on Form N-CSR on August 10, 2020 for the North Square Oak Ridge Small Cap Growth Fund, North Square Dynamic Small Cap Fund, North Square Oak Ridge Disciplined Growth Fund, North Square Multi Strategy Fund, and North Square Oak Ridge Dividend Growth Fund (each, a “Fund” and collectively, the “Funds”), and (ii) the annual report for registered investment companies on Form N-CEN filed August 13, 2020.
For your convenience, the Staff’s comments have been reproduced in bold typeface and are immediately followed by the Trust’s responses. The Trust’s responses will be applied to all of its Funds, as applicable.
Form N-CSR
1. Staff Comment: The North Square Oak Ridge Small Cap Growth Fund appears to have invested more than 25% of its assets in the Heath Care sector, per its most recent Schedule of Investments. Please explain how a 25% or more allocation to a single sector is consistent with the Fund’s fundamental investment policy to not invest more than 25% of its assets in securities of issuers conducting their principal business activities in the same industry.

Response: The Trust notes that the Global Industry Classification Standard (“GICS”). Classification levels used in the Schedule of Investments in the annual and semi-annual reports to shareholders are not the same classification levels used for compliance monitoring purposes. In the Annual Report, the North Square Oak Ridge Small Cap Growth Fund disclosed its holdings using the broader GICS sectors, while for compliance monitoring purposes the Fund uses the more granular GICS industry levels, as discussed in the Fund’s Statement of Additional Information.
As of the fiscal year ended May 31, 2020, for compliance monitoring purposes the North Square Oak Ridge Small Cap Growth Fund had invested 8.7% of its total assets in the “Biotechnology” GICS industry level, and 5.8% of its total assets in the “Health Care Equipment & Supplies”

Ms. Megan Miller
Securities and Exchange Commission
February 16, 2021

GICS industry level, thereby complying with its investment restriction to invest less than 25% of its total assets in an industry, as described in the SAI.
After consideration, the Trust has elected to use GICS industry levels in its Schedule of Investments in future shareholder reports in order to ensure consistency.
2. Staff Comment: The Statements of Assets and Liabilities for all the Funds contains a line item entry entitled “Assets – Receivables – Due from Adviser (Note 3).” Please confirm that the process used to calculate amounts due from the advisor are the same as used to calculate any amounts due to the advisor, and are settled in the same manner. Furthermore, please ensure that the cross-reference to the Notes to the Financial Statements is updated.

Response: The Trust supplementally confirms that the same process is used to determine amounts due to the advisor and amounts due from the advisor. The Trust further confirms that going forward it will ensure the cross-references to the Notes to the Financial Statements are consistent.

3. Staff Comment: Please consider expanded disclosure about fees paid by North Square Investments, LLC, the investment adviser to the Funds (the “Adviser”), to investment sub-advisers, including the frequency and basis by which investment sub-advisers are paid.

Response: The Trust will make the requested change in future shareholder reports.

Form N-CEN

4. Staff Comment: In the annual report to registered investment companies on Form N-CEN, the Trust reported in Item B.22 that the North Square Multi Strategy Fund had made an error in calculating its net asset value (“NAV”). Please provide a brief description of the nature of the NAV error, as well as any changes implemented in order to prevent future occurrence.

Response: The North Square Multi Strategy Fund’s NAV error was the result of certain incorrect expense accruals inadvertently maintained by the Fund.  The error caused the expenses to be overstated.  As a consequence, the NAV of each share class was understated until the error was fully corrected.  The duration and magnitude of the NAV error varied for each share class.  The corrections to the NAVs were handled in accordance with the NAV Error Procedures maintained by the Fund, consistent with the recommendations from the Investment Company Institute.  Class A shareholders were made whole by a reimbursement in the amount of the loss. Class C shareholders did not experience a loss, thereby resulting in no need for any reimbursement. Class I shareholders were impacted to a greater extent that required the North Square Multi Strategy Fund to reprocess shareholder transactions during the period.  Additionally, payments were made to Class I shareholders who had been affected by the NAV error and had redeemed their shares prior to the North Square Multi Strategy Fund’s corrective action. In collaboration with the Adviser, the Trust’s administrator enhanced its processes and tools used in monitoring a fund’s expense accruals and instituted additional steps to ensure the appropriateness and accuracy of expense accruals.

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Ms. Megan Miller
Securities and Exchange Commission
February 16, 2021

If you have any additional questions or require further information, please contact Edward Paz of U.S. Bancorp Fund Services, LLC, at 414-765-5366.

Very truly yours,

/s/ Alan Molotsky
Alan Molotsky
Treasurer and Secretary

cc:    Robert Kurucza, Seward & Kissel LLP